EXHIBIT 21.1

Histogenics Corporation

List of Subsidiaries

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business

Histogenics Limited	United Kingdom	Histogenics Limited

ProChon Biotech Ltd.	Israel	ProChon Biotech Ltd.